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Registration No. 333-180974

December 19, 2012

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.

Exchange Traded Funds & Indexing

2012 Year-End Report

...and a look ahead



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Editor's Note

Welcome to Institutional Investor Intelligence's Exchange Traded Funds & Indexing Report, 2012 edition, where once again we strive to bring you the best up-to-the-minute data, insight and commentary on the important events shaping your industry.

In this year's version we step back to take a snapshot of the industry twenty years after the launch of the SPDR S&P 500 ETF. As the market continued to mature and evolve, new funds were launched, and some high-profile offerings were closed down for good.


Exchange Traded Funds & Indexing
2012 Year-End Report

2012 was a tumultuous year that saw the start of a price war in the industry as major players including Vanguard Group, BlackRock, Charles Schwab and State Street raced to cut expenses and woo investors. PIMCO's launch of an ETF version of its flagship Total Return Fund made headlines outside the industry. By year's end, worries about the fiscal cliff had the industry working to understand the implications of tax changes.

This year's report covers a range of ETF types from fixed-income to commodities and looks forward to the future as the industry enters its third decade. Be sure to check out our Q&A with Joe Keenan, managing director and head of Global ETF Services, and Steve Cook, chief operating officer for the Global ETF Services business, at BNY Mellon Asset Servicing.

The 2012 Exchange Traded Funds & Indexing Report is the latest special supplement produced by Institutional Investor Intelligence for our subscribers. Our aim, as always, is to provide you with the best in-depth coverage and analysis of the financial markets.



William Sprouse
Contributing Editor
Institutional Investor Intelligence

Table of Contents

4 ***The Gold Bug***
By Aimee Picchi
Despite new twists on commodity ETFs, gold keeps its hold on investors.

6 ***Bigger and Better?***
By Aimee Picchi
As ETFs enter their third decade, providers look to innovations and active management.

10 ***A New Benchmark for Bonds***
By William Sprouse
Fixed-Income ETFs break records, but the industry sees new reasons for growth.

12 ***Q&A With Joe Keegan***
The Head of Global ETF Services at BNY Mellon Asset Services talks about the fiscal cliff, new competition and lessons learned as a tumultuous 2012 draws to a close.

THE GOLD BUG

Despite New Twists On Commodity ETFs, Gold Keeps Its Hold On Investors

By Aimee Picchi

While investors are increasingly making room in their asset allocation strategies for commodity exchange-traded funds, gold ETFs kept their hold on investors during 2012.

"This year in particular has been challenging for anything but gold," says **Adam Patti**, chief executive officer of Rye Brook, New York-based **IndexIQ**, which offers five commodity- and natural resource-focused ETFs.



Adam Patti

U.S. gold ETFs witnessed $8.1 billion in net inflows this year through November, dwarfing all other commodity strategies, according to a report from **BlackRock**, which offers the **iShares** line of ETFs. Energy-based ETFs ranked a distant second with $1.4 billion in net inflows through November.

The gold bug has bitten investors seeking an asset class that's uncorrelated with the equity markets. Gold gained popularity in 2008 and 2009 when the stock market crashed and the Great Recession followed, says **Kevin Quigg**, global head of ETF strategy and consulting at **State Street Global Advisors**, whose SPDR Gold Shares (GLD) ranks as the largest U.S. commodity ETF with $74 billion in assets under management.



Kevin Quigg

"It's important to note that SPDR Gold Shares are still the king," Quigg says. "It's still the main vehicle people are using. The concept of gold as a standard piece of asset allocation is more conventional than it was at one point."

As investors continue to have concerns about the inflationary environment, they are seeking gold as a hedge, he says. Some are also using gold as a tail-risk hedge, or hedge against large and unpredicted market moves. "Gold continues to make sense in portfolio, and the growth of the product this year shows that," he says.

Commodities rank as the fourth most popular asset class among ETFs with institutional investors, trailing domestic and international equity and domestic fixed income, according to BlackRock. Because of their liquidity and transparency, ETFs are gaining in popularity among registered investment advisors as a way to provide access to metals, energy and other commodities for their clients, says **Matt Caulfield**, managing director at **J.P. Morgan Investor Services**.



Matt Caulfield

"If currency and commodities become more part of RIA's asset allocations, ETFs are a great tool to provide exposure, so I think they'll continue to grow as RIAs continue to look for ways to meet their clients' objectives," Caulfield says.

Another precious metal gained some fans this year: silver. ETFs that focused on silver saw net inflows of $407 million this year through November, according to BlackRock. Industrial metals ETFs, focusing on commodities such as aluminum, meanwhile, witnessed $88 million in outflows this year through November, the same study found.

Nevertheless, investors need to be aware of some issues surrounding commodity ETFs. Some are grantor trusts registered under the Securities Act of 1933 – rather than the Investment Company Act of 1940 – and have specific taxation issues because they invest in physical commodities.

The **Internal Revenue Service** treats investors in physically-backed commodity ETFs as if they own the metals themselves and taxes such precious metals as collectables, meaning that short-term gains are taxed at ordinary income rates, much higher than the maximum 15% capital gain tax for stocks and bonds. Other commodity ETFs that are structured as partnerships issue K-1s, tax documents that state the profit or loss from a partnership.

"Investors are loading money into commodity-based futures products, not aware they have K-1s and contango," IndexIQ's Patti says.

But K-1s are issued much faster today than they were just a few years ago, says **Sal Gilbertie**, chief investment officer and president of **Teucrium Trading**, which runs seven agricultural and energy-focused exchange-traded products.



Sal Gilbertie

"People want to avoid K-1s because they think you have to file an extension. That's not the case any longer," Gilbertie says. K-1s are often issued early in the year, allowing investors to file their taxes before the regular April 15 deadline.

Contango and backwardation – issues that affect futures-

investing ETFs and that can eat away at returns – remain important concerns for investors, Gilbertie says.

"Ours are built more for the buy-and-hold investor and mitigate the effects of backwardization and contango" by investing in multiple contract months pegged to the seasonality of each product, he says. For instance, with the Teucrium Sugar Fund (CANE), the anchor month is March, the end of the harvest season.


Ed McRedmond

Last summer's drought brought some investors into agricultural ETFs, says **Ed McRedmond**, senior vice president of portfolio strategy at **Invesco PowerShares**.

"Some niche products focusing on, say, corn got a lot of interest. Those are much more trading vehicles around those types of weather-related events," he says.

For its part, PowerShares views its DB Commodity Index Tracking Fund (DBC) as "more of a core asset allocation product for someone who wants exposure to commodities."

With investor appetite growing for commodities, ETF providers are creating new twists on funds, he adds.

"The other trend you've seen is the evolution" of ETFs from benchmarking indices into "second and third generation indexes for those that have a different take on the methodology, such as how you handle rolling the futures contract," McRedmond says.

Among the new approaches is State Street Global Advisors' SPDR SSgA Multi-Asset Real Return ETF (RLY), which debuted in April and takes a fund-of-fund approach to commodity investing.

"People are rethinking the basket," says State Street Global Advisor's Quigg. "RLY is really designed to get access to a broader array of commodities, but having them reweighted in an active way, so you get that diversification but hopefully get outperformance."

As of September, the fund invested in 15 other ETFs, with SPDR S&P Global Natural Resources ETF (GNR) and the PowerShares DB Commodity Index Tracking Fund (DBC) among its larger holdings.

Commodity ETFs may continue to attract investors seeking diversification and because the funds offer access to asset classes that otherwise would be difficult for many individual investors to access, says Teucrium's Gilbertie.

"Ninety-nine percent of the world doesn't have a futures account," Gilbertie says. "You can buy a bar of gold and store it in your house, but to buy corn or soybeans, an ordinary investor either needs a futures account or an ETF mechanism."

He adds that, "Commodity ETFs allow the average investor to have access to what only the institutions or professionals had before."

BIGGER AND BETTER?

As ETFs Enter Their Third Decade, Providers Look To Innovations And Active Management

By Aimee Picchi

As the exchange-traded fund industry enters its third decade, participants couldn't be faulted for humming a Beatles tune.

After all, it was nearly twenty years ago today that the first ETF – **State Street Global Advisors**' SPDR S&P 500 ETF (SPY) – taught the world that investors had an appetite for a product that combined indexing with tax efficiency and the ability to trade like a stock.

"If you think back to 1993, it was a different world," says **Kevin Quigg**, global head of ETF strategy and consulting at State Street Global Advisors. "As the world has become more challenging, the products have become more valuable."

From that initial fund, ETFs have mushroomed into a global industry, with more than 4,700 exchange-traded funds and products, according to a report from London-based research firm **ETFGI**. Global assets under management surged by almost 24% this year through November, reaching $1.89 trillion, the report adds.

During the industry's early days, investor choice was mostly limited to plain-vanilla ETFs that mirrored equity indices. Now, almost every conceivable asset class is represented – from currencies to emerging markets – while providers are creating new strategic angles, such as actively managed funds like **Invesco PowerShares**' Active Mega Cap Fund (PMA), which has a goal of outperforming its benchmark index and taps into a proprietary stock selection model.

"When I started going to ETF events in 2001 or 2002, the Super Bowl of Indexing conference had 50 people there. Now it's this huge thing," says **Adam Patti**, the chief executive officer of Rye

Brook, New York-based **IndexIQ**, which offers ETFs with strategies that include hedge-fund replication and commodities exposure. Despite the rapid growth of the industry so far, Patti says he believes ETFs are "still in the very early stage."

One reason for his confidence is the relatively small size of the ETF industry as compared to the mutual fund arena. Although assets under management in U.S. ETFs reached $1.27 trillion in October, that figure is dwarfed by the $12.7 trillion invested in U.S. mutual funds, according to the **Investment Company Institute**.

About 3.5 million U.S. households owned ETFs in 2011, a fraction of the 52.3 million households that held mutual funds in the same year, ICI reports.

Adoption of ETFs by both individual investors and institutions will spur growth in the industry, participants say. Fee-based registered investment advisors are increasingly turning to ETFs to create asset allocation models for their clients, a trend that will continue, according to **Ed McRedmond**, senior vice president of portfolio strategy at Invesco PowerShares.

"That's been the big driver of growth in the ETF industry because it's a great vehicle for that type of business model,' McRedmond says. "You have ETFs that cover almost every asset class so you can build these broad asset allocation models and build portfolios for clients. The continuation of that trend bodes well for ETFs."

The ETF managed portfolio, which **Morningstar** has called "one of the fastest-growing segments of the managed account universe," may also broaden the adoption of exchange-traded funds. Typically structured as separately managed accounts, these portfolios may invest more than 50% of their assets in ETFs.

"Ten years ago there was just a handful, now there are a lot more," McRedmond says of the ETF managed portfolios. "I would expect that would continue to grow in years ahead."

While the ETF market as a whole has grown in both assets under management and in new fund rollouts, certain asset classes have had more appeal than others.

Chief among 2012's most popular asset classes are fixed-income ETFs, which drew a record $67.8 billion in net inflows through November, already well ahead of the $50 billion collected in all of 2011, according to a report from **BlackRock**, who offers the **iShares** line of ETFs. That figure broke the previous record for bond ETFs, when $60.2 billion in inflows were recorded in 2009, according to the company.

Demand for fixed-income products may reflect a desire for lower risk and volatility, especially from the aging Baby Boomer generation. According to the **Pew Research Center**, 10,000 Baby Boomers each day will turn 65 during the next two decades.

"With the aging of the population, the need for income is going to be there regardless of what goes on in Washington," McRedmond says. "Those trends around low volatility, reducing risk and finding income generating ideas should continue in 2013."

One of the most successful ETF debuts this year was **PIMCO**'s Total Return ETF (BOND), which combines a fixed-income focus with another trend that industry participants say is poised to grow in popularity: the rise of the actively managed ETF.

The Total Return ETF, which debuted in February and had $3.76 billion in assets as of November, ranks as the second most successful ETF debut so far in 2012, trailing the China-based ETF Huatai-PineBridge CSI 300, which has $3.77 billion under management, according to BlackRock's report.


James McGowan

Fixed-income strategies may lend themselves more than equities to actively managed ETFs, says **James McGowan**, ETF product manager at **J.P. Morgan Investor Services**. Because of the requirement that ETFs disclose their holdings daily, some equity managers have concerns about front-running.

"The regulatory requirement for daily disclosure of portfolio holdings has skewed growth toward fixed income products, which are more difficult to replicate and account for 75% of the AUM," McGowan says.

Actively managed ETFs received a boost in early December, when the **U.S. Securities and Exchange Commission** lifted a restriction on the use of derivatives for the strategy, although active ETFs will still need to meet requirements on managing risk and disclosure.

"The regulatory environment will always have some bearing on what you can launch, but even prior to that announcement, we've seen some modified beta products" and other ETFs that provide active management on top of the structure, says State Street Global Advisors' Quigg.

In April, State Street Global Advisors debuted three active asset allocation ETFs, essentially fund-of-funds that tap into other exchange-traded products. The largest of those, the SPDR SSgA Income Allocation ETF (INKM), has increased assets under management by more than sevenfold, with about $45 million in assets as of early December.

With the new innovations in ETF structures and approaches, the industry is seeing not only the entry of some traditional money managers, such as PIMCO, but also the proliferation of alternative strategies, such as **WisdomTree**'s alternative family, which includes the WisdomTree Managed Futures Strategy Fund (WDTI), and IndexIQ's hedge-fund replication ETFs, including its flagship IQ Hedge Multi-Strategy Tracker ETF (QAI).

"Liquid alternatives weren't something that retail investors were thinking about when we started," IndexIQ's Patti says. "The reason we launched it was we thought institutions shouldn't be the only ones having access to this product."

With an increasingly crowded market vying for investors' dollars, providers need to offer innovation, Patti says. "iShares and State Street have locked up the cheap beta area," he says. "We can compete in alternatives."

Aside from new strategies and actively managed styles, the ETF market may get a boost as more 401(k) programs introduce ETFs into their product mixes. "That's the next big thing," Patti adds. "That will take assets from $1 trillion to $5 trillion in short order."

A NEW BENCHMARK FOR BONDS

Fixed-Income ETFs Break Records, But The Industry Sees Reasons For Continued Growth

By William Sprouse

2012 was a record year for fixed-income exchange-traded funds. Although the launch of the much-anticipated PIMCO Total Return Exchange-Traded Fund (BOND) dominated headlines for much of the early part of the year, 2012 also saw the launch of high-yield bond funds from **State Street Global Advisors**, long-term bond funds from **BlackRock**, emerging-markets bond funds from **WisdomTree Investments** and global bond funds from **Van Eck**, all of which attracted significant interest, as investors continued to seek out relatively low-risk, low-volatility options.

Fixed-income ETFs took in $67.8 billion in net inflows for the year, up more than 35% from all of 2011, and besting by nearly 13% the $60.2 billion the asset class attracted in 2009, its best year prior to this one, according to data from BlackRock. The PIMCO Total Return ETF took in $3.9 billion since its launch. Among 2012's other top launches were fixed-income offerings including the SPDR Barclays Short Term High Yield Bond ETF (SJNK), which had attracted $548 million as of early December and the iShares Aaa - A Rated Corporate Bond Fund (QLTA), which had taken in $312 million since its launch in February.

As the market continues to mature, it has grown bigger, more liquid and more diverse, industry participants say, making it more attractive to investors already drawn to exchange-traded funds for their simplicity, ease of access and transparency. "The ability to quickly and seamlessly modify either credit or duration exposure with one trade is very attractive versus the traditionally cumbersome – and costly – process of de-laddering and re-laddering fixed-income portfolios," says **Kevin Quigg**, Global Head of ETF Strategy and Consulting at State Street Global Advisors.

State Street's SPDR Emerging Market Corporate Bonds ETF has grown 227% year-to-date, the firm says, and its SPDR Barclays Capital


Number Of U.S. ETFs Incepted In 2012*
By Top Morningstar Categories
15
12
9
6
3
0
Diversified Emerging Mkts
Large Blend
Equity Energy
Europe Stock
High Yield Bond
Pacific/Asia ex-Japan Stk
Trading-Miscellaneous
World Bond
Source: © 2012 Morningstar, Inc.
*as of 12/7/2012


Total Net Assets Of U.S. ETFs Incepted In 2012*
By Top Morningstar Categories
$4B
$3.5B
$3B
$2.5B
$2B
$1.5B
$1B
$500M
0
Intermediate-Term Bond
High Yield Bond
World Bond
Diversified Emerging Mkts
Long-Term Bond
Emerging Markets Bond
Equity Energy
Natural Res
Source: © 2012 Morningstar, Inc.
*as of 12/7/2012

Top U.S. ETFs By Total Net Assets*


SPDR S&P 500
SPDR Gold Shares
Vanguard MSCI Emerging Markets ETF
iShares MSCI Emerging Markets Index
iShares MSCI EAFE Index
iShares Core S&P 500 ETF
PowerShares QQQ
iShares iBoxx $ Invest Grade Corp Bond
Vanguard Total Stock Market ETF
iShares Barclays TIPS Bond
Vanguard MSCI EAFE ETF
$20B
$40B
$60B
$80B
$100B
$120B

Source: © 2012 Morningstar, Inc. *as of 11/30/2012

Top U.S. ETFs By YTD* Estimated Net Flow


Vanguard MSCI Emerging Markets ETF
iShares iBoxx $ Invest Grade Corp Bond
SPDR Gold Shares
iShares MSCI Emerging Markets Index
iShares iBoxx $ High Yield Corporate Bd
Vanguard REIT Index ETF
SPDR S&P 500
PIMCO Total Return ETF
Vanguard S&P 500 ETF
SPDR Barclays Capital High Yield Bond
Vanguard MSCI EAFE ETF
$2B
$4B
$6B
$8B
$10B

Source: © 2012 Morningstar, Inc. *as of 11/30/2012

Short Term High Yield Bond Fund has grown 1927% year-to-date.

Quigg says the increased liquidity and selection in particular in the fixed-income space have made it more attractive to institutional investors. "The products themselves, particularly in the fixed-income space, continue to grow in size, liquidity and selection. This has an effect on the utilization, by institutions in particular, in that these products become easier to access, create opportunities for investors to be more strategic and better control risk," he says.

Quigg says institutions are beginning to further deploy ETFs in a variety of new applications – including transition management, liquidity management, and tactical exposure – that rely upon market liquidity.

Fixed-income ETFs represent only between 17% and 19% of the ETF universe, meaning there is still substantial room for growth. A recent survey of institutional investors in the Asia-Pacific region conducted by **Greenwich Associates** found 87% of respondents said they expect to maintain or increase their use of ETFs over the next five years.

Tony Davidow, ETF Strategist at **Guggenheim Investments**, said given the relative youth of the industry, he thinks there is still room for growth and for further definition across the fixed-income sector. Davidow said Guggenheim has seen strong interest for its Enhanced Short Duration Bond ETF (GSY). The actively managed ETF invests primarily in U.S.-dollar denominated investment-grade securities, including both U.S. Treasuries and corporate bonds and had attracted $230 million in assets under management as of the first week of December.

Indeed ongoing concerns about inflation have certainly contributed to the growth of some ETF strategies. The PIMCO Global Advantage Inflation-Linked Bond ETF (ILB) has attracted $100 million in assets since its launch at the end of April, according to data from **Morningstar**. Meanwhile SSgA says its SPDR Barclays Capital Tips ETF has seen 30% asset growth and its SPDR DB International Government Inflation Protected ETF has seen 20% asset growth as investors seek to address inflation in a strategic way. The PIMCO fund is designed to help protect portfolios from inflation using a forward-looking, GDP-based approach to investing in inflation-linked bonds and is marketed as a way to move beyond Treasury Inflation-Protected Securities to global and emerging market inflation-linked bonds to enhance inflation protection.

As the Baby Boomer generation reaches retirement, the basic appeal of fixed-income ETFs is expected to continue, but it's not only retail investors who should drive growth. The continuing development of the market makes fixed-income ETFs more viable solutions to problems institutions face on a daily basis. Another Greenwich Associates study – this one from 2011 – found 63% of institutional funds that used ETFs did so during the transition management process. Such applications are only expected to become more popular as the market develops.

Number Of U.S. ETFs Incepted In 2012* By Month


45
40
35
30
25
20
15
10
5
0
J
F
M
A
M
J
J
A
S
O
N
D

Source: © 2012 Morningstar, Inc. *as of 12/7/2012

Q&A

Two leaders in the exchange-traded fund industry—**Joseph Keenan**, managing director and head of Global ETF Services at BNY Mellon Asset Servicing, and **Steve Cook**, chief operating officer for the Global ETF Services business—share their views on trends within the industry during the past year and the challenges and opportunities ahead.

Q. Joe, as a tumultuous 2012 wraps up, how do you perceive the lessons learned this year, and how might the fiscal cliff impact the ETF industry?

Keenan: At BNY Mellon's first annual ETF symposium, held in November, we talked a lot about the fiscal cliff. At the symposium, we not only brought together two dozen sponsors but end-users from RIA firms and other institutions, as well as our team from BNY Mellon. We saw the symposium as an opportunity to demonstrate our commitment to the industry and push forward investor education.

When you shift from a relatively quiet period to one of higher volatility, we see a whipsaw effect in our ETF clients' assets under management. When we go through uncertain periods—and the fiscal cli is one—we see volatility in trading, as well as greater volatility in the assets in our clients' products than when compared with the market as a whole. For instance, if the S&P is down 3%, then our ETF clients' assets under management might be down 5% or more.

ETFs are a great barometer of the market and there will be significant volatility given the good news/bad news coming out of Washington, DC. That being said, any form of a settlement will cause the market to respond, but ETFs even more so because they tend to outperform in better markets.

Q. With the recent volatility in the U.S. equities market, there was some finger pointing at ETFs as contributing to the market swings. Joe, do some investors and market participants still hold this perception?

Keenan: Attributing market volatility to ETFs is like blaming the symptom and not the disease, and there has been research to back this up. Underneath those ETFs are baskets of stocks and bonds, so it's a classic case of accusing the tail of wagging the dog. ETFs simply make it more efficient to trade and to make bets for and against the market.

We have to ensure that no matter what financial instrument is created it doesn't negatively affect the markets. The hallmark of the index fund industry and ETFs is to create professionally managed, low-cost transparent products, and if there is anything that could negatively affect the investor, then we need to look at it closer.

Q. With heated competition among the big ETF providers to offer low-cost products, how will this impact smaller competitors in 2013? Is there room to go lower with fees, or do you see providers seeking other avenues to attract investors?

Keenan: The kind of maturation and evolution of the ETF industry is happening at such a fast rate compared with other industries. It took mutual funds between 40 to 50 years for them to gather more than $1 trillion in assets. Since that time, mutual funds have grown to hold in excess of over $10 trillion in assets. The ETF industry has gone from startups and entrepreneurs to being mature in a much shorter period.

There will be continuing ETF consolidation. As margins go down and expenses stay the same, some providers may find it no longer profitable to stay in

business.

The smaller firms have some products that really resonated and are supplementing some of their other products. It's a natural evolution as this industry continues to be more popular, and established firms will decide whether they should build or acquire. Some of the smaller ones will be acquisition opportunities. A great example is when **Invesco** acquired **PowerShares**, and they've brought it to the next level.

That being said, few but the largest firms want to compete in the cheap beta space. If you can achieve scale like **Vanguard**, you will be fine offering a low-cost product, but that's not the kind of ETF to enable a start-up to differentiate itself. Instead, they need to be unique or offer access to a particular niche or asset class, like distressed or emerging market debt, which supports higher fees. We'll see a lot of new product development where providers get paid to deliver alpha.

Q. Steve, as the chief operating officer for BNY Mellon's ETF business, what myths do you encounter about the supposed inherent risks of using ETFs as part of an investment strategy?

Cook: Some believed that an ETF could collapse on itself or that short interest was a death knell for ETFs, or that it could be difficult for an investor to exit. To take it to an extreme, an ETF that hasn't traded for three or four days might appear to be trading at a huge discount or premium, but if a market-making firm quotes a bid/ask, the ETF will trade naturally with its NAV. There are things that people didn't understand. When you drill into it, the fact that the underlying assets have a lot of liquidity lends the ETF to having liquidity, even during periods when the fund itself hasn't seen a lot of trading volume.

Keenan: The industry has to do that education because there is so much noise on the periphery. Fee-based planners and RIAs are learning not only how ETFs can be used as tools in portfolio construction, but also how these funds perform inside their clients' portfolios, such as the tax implications of a hard commodity product versus a fund product.

Cook: ETFs inherently provide less risk in any type of investment strategy because they are fully disclosed every day, and investors know what they hold. They get pure tracking to the indices, without manager risk.

Q. So, Steve, how are investment advisors approaching ETFs when devising their asset allocation strategies?

Cook: Even eight years ago, ETFs were mostly U.S. domestic equity portfolios, and the industry didn't offer a wide range of products. If you wanted emerging markets fixed-income, it wasn't available.

With so many providers rounding out their offerings, you can go ahead and create a fully diversified portfolio by offering six to seven different funds with an expense ratio of 40 basis points. Ten to 15 years ago, brokerage firms had investment strategies and their ideal portfolios, but often they included asset classes that weren't available for the average investor.

With the proliferation of ETFs, now everyone can invest in a commodity product or emerging market debt, for example. You can slice and dice and be very specific about the allocation in a very efficient form, from a total expense ratio perspective.

Many of the sponsors are creating models, so that's driving ETF growth across a wider swath of advisors. Five to eight years ago, only 15% of advisors would tell you they incorporated ETFs in portfolios. Today 43% of advisors use ETFs in their portfolios, and 75% said they'd make use of some ETFs within the next few years. It's the growth we've been waiting for.

Q. According to ETFGI, fixed-income ETFs and exchange-traded products witnessed the largest net inflows in October when compared with other asset classes. Where do you see the ETF industry evolving with fixed-income products?

Cook: Investors have a hard time accessing good debt. If you are trying to buy single debt issuance and buying $50,000 to $100,000, the spread will be extremely wide, given that folks would rather sell $100 million to an institution. ETFs are buying bonds in bulk and paying a spread that's one to two pennies off, well inside what an institutional investor can achieve. If the industry can come up with compelling new products, you'll see even more assets flowing into fixed income.

Keenan: The upside is huge. If you pair what Steve said with all of an ETF's underlying benefits, such as low cost and transparency, these are going to be products that grow as fast if not faster than equity products over the next few years.

Q. Joe, shifting to the international outlook, do you see a growing and sustainable market overseas, in light of the economic turmoil in both emerging and mature markets?

Keenan: Our sponsor clients are interested in gaining first-mover advantage in the Asia-Pacific region. There are ETFs on about 60 exchanges throughout the world, but it's still the very early days. If you look at Brazil and China, for example, they have growing middle classes that will generate more money and will want to invest. I would be shocked if you don't see programs like our social security program, but that rely on ETFs.

Cook: In some countries such as Russia or China, residents are restricted from investing in foreign securities. But some exemptions are allowing investors to gain access through ETFs. Providing that kind of access would be a boon to ETFs.

Q. Steve, what's the long-term outlook

for actively managed ETFs?

Cook: There are a lot of advisors who only utilize ETFs but would like to provide access to alpha for their clients. There are some folks who have built their businesses around the idea they can provide alpha to their clients and don't want to switch only to ETFs. **Pimco** has proven it's viable and can deliver alpha to an end client just like an actively managed fund.

A lot of initial products will be in fixed income simply because the asset class doesn't have the same concerns as equities with front-running or duplicating portfolios. The die- hard ETF investors probably want to maintain the transparency they get every day, so active ETFs could possibly draw in more of these investors, but who want a higher level of alpha.

Q. As we approach the 20th anniversary of the first ETF, State Street Global Advisor's SPDR S&P 500 (SPY) fund, where do you think the ETF industry will be in the next decade or two?

Keenan: If you look what investors own today, over 54 million, or 45% of U.S. households, own at least one U.S. mutual fund, but most believe that only a tiny fraction, well below 10%, even understand what an ETF is let alone own one. We don't see ETFs as a killer app for the traditional fund industry, however, but we believe they will capture much of the new investor money. Twenty years from now the ETF industry will be bigger than the mutual fund industry; I would estimate ETFs will hold twice the assets under management as the mutual fund industry, but will have nowhere near the number of products under management —the ETF industry could sustain half of that— and more than half of all households will have at least one ETF.

Cook: I don't think it'll take 20 years. We'll see that kind of ETF utilization within the next 12 to 15 years. We're still scratching the surface in terms of innovation. The next ten years will bring more innovation than the last ten.



Joseph F. Keenan, Managing Director
BNY Mellon Asset Servicing

Joe is the head of our Global Exchange Traded Fund (ETF) Services business which encompasses all services offered to the rapidly evolving ETF industry and includes those services we provide to Unit Investment Trust and Closed-End Funds as part of the Structured Products Services business in the United States. Joe is also a segment executive within the Global Financial Institutions (GFI) sector of BNY Mellon Asset Servicing and oversees a portfolio of the company's most important franchise clients. Since 2008 he has also acted as president of BNY Mellon Illinois Trust Company.

Joe has over twenty seven years experience in the financial services industry. He joined The Bank of New York in 1985 in a customer service capacity for our mutual fund and unit investment trust company clients. Joe later served as the business manager for Mutual Fund Services in San Francisco, and in 1998 returned to the Wall Street headquarters to spearhead sales and marketing efforts for Global Fund Services.

In early 2000, he was named global product manager of ETF Services, responsible for all sales and marketing of BNY Mellon's specialized services to meet the dynamic needs of the Exchange Traded Fund marketplace. At the time of The Bank of New York Company, Inc. and Mellon Financial Corporation merger in 2007, he led North American Asset Servicing Sales and oversaw Relationship Management for our Financial Institution clients.

In his role as the head of the Global ETF Services business, Joe has been interviewed by leading financial publications and websites including: The Wall Street Journal, Financial Times, The New York Times, American Banker, Institutional Investor, Pensions and Investments, Global Finance, Business 2.0, Forbes.com, IndexFunds.com, and Morningstar.com.

Joe has a B.A. in English Literature and Communications from the University of Michigan, and an M.B.A. in Finance from New York University's Stern School of Business.



Steve Cook, Chief Operating Officer
BNY Mellon Global ETF Services

Steve Cook, the chief operating officer for our Global ETF Services business, is responsible for all aspects of the industry-leading product offerings of our Exchange Traded Fund, Unit Investment Trust and Closed-End Fund businesses. This includes managing our global client relationships, business development, product development and strategy and technology enhancements.

Steve is a sought after speaker at global ETF industry events, a contributor to articles and thought leadership pieces and is often interviewed by the media for his industry insight. After joining BNY Mellon in 1997, Steve held various senior roles within operations, relationship management and sales. In 2005 to 2009, Steve held the position of ETF Global Product Manager, guiding the product offering, business strategy and technology development for our ETF business.

Steve is a graduate of the University of Richmond and lives in New Jersey with his wife and two children.

Save the Date

BNY Mellon ETF Symposium

November, 2013

Please save the date to join BNY Mellon at their annual ETF Symposium, November, 2013.

A dynamic forum on best practices and strategies for ETF industry leaders, the BNY Mellon ETF Symposium provides the opportunity to learn about new products and services; get to know BNY Mellon's management and network with the best minds in the ETF industry.

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